P.O. Box 2600
Valley Forge, PA 19482-2600

610-503-2398
Barry_Mendelson@vanguard.com

January 13, 2010

via electronic filing

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Fenway Funds (the “Registrant”)
File No. 33-19446

Dear Mr. Sandoe:

     This letter responds to your comments, communicated to me by telephone on January 11, 2010, regarding the Registrant’s Post-effective Amendment No. 50, which was filed on November 24, 2009 pursuant to Rule 485(a). The Registrant comprises three funds: Vanguard Equity Income Fund, Vanguard Growth Equity Fund, and Vanguard Primecap Core Fund.

1.	All 3 Funds – Prospectus: Fund Summary–Fees and Expenses

Comment:	Delete all text after the first sentence in the narrative preceding the fee tables. Item 3 of Form N-1A does not permit this information in the summary section.

Response:	We will revise the disclosure in response to your comment.

2.	All 3 Funds – Prospectus: Fund Summary–Fees and Expenses

Comment:	Delete the footnote to the fee tables that describes the account service fee. Item 3 of Form N-1A does not permit this information in the summary section.

Response:	We will revise the disclosure in response to your comment.

3.	All 3 Funds – Prospectus: Fund Summary-Total Returns Table

Comment: Response:

Delete all footnotes to the table.

All footnotes will be deleted, except as follows: For funds with multiple share classes (in this case, Equity Income Fund), we are working on a systems modification that will reformat the average annual total returns table in a way that will allow us to incorporate “since inception” performance information into the

Christian Sandoe, Esq.
January 13, 2010

body of the table. Until that modification is implemented, we will continue to disclose “since inception” information in a footnote.

4.	All 3 Funds – Prospectus: Fund Summary–Investment Advisor(s)

Comment:	Delete the reference to the advisor’s city and state. Delete the introductory text preceding information about the portfolio managers.

Response:	We will revise the disclosure in response to your comment.

5.	All 3 Funds – Prospectus: Fund Summary–Purchase and Sale of Fund Shares

Comment:	Shorten the introductory text by deleting all material not required by Item 6 of Form N-1A.

Response:	We will revise the disclosure in response to your comment.

6.	All 3 Funds – Prospectus: Fund Summary–Tax Information

Comment:

Delete all text other than disclosure that the Fund’s distributions may be taxed as ordinary income or capital gain. Add disclosure that investors who hold fund shares in a tax-deferred account will be subject to tax when they take distributions from the account.

Response:

We will revise the first sentence of the disclosure to reflect that the Fund’s distributions may be taxed as ordinary income or capital gain. We believe that the rest of the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

We do not believe the disclosure you have asked us to add is accurate in all circumstances (e.g., Roth IRAs and 401(k)s, 401(k) rollovers). Accordingly, we will not add the requested disclosure. We do disclose later in the prospectus that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

7.	Equity Income Fund – Prospectus: Fund Summary—Investment Objective

Comment:

Modify the Fund’s Investment Objective to delete the reference to “reasonable long-term capital appreciation” or, alternatively, indicate that capital appreciation is a secondary, not a primary, objective.

Response:

Reasonable long-term capital appreciation is a primary objective of the Fund, so we will not make the requested change. As noted in the description of the Fund’s primary investment strategies, the Fund invests in stocks that pay above-average

Christian Sandoe, Esq.
January 13, 2010

levels of dividend income and have the potential (in the purchasing advisor’s view) for capital appreciation.

8.	Growth Equity Fund – Prospectus: Fund Summary—Primary Investment Strategies

Comment:	Because the Fund has the word “equity” in its name, add disclosure that the fund will invest at least 80% of its assets in equity securities.

Response:	We will revise the disclosure in response to your comment.

9.	Primecap Core Fund – Prospectus: Fund Summary—Fees and Expenses

Comment: Response:

Delete the footnote explaining how the redemption fee is applied.

Vanguard believes this footnote provides important and material information to investors about the Fund’s redemption fee. Moreover, we note that other fund companies have recently updated their registration statements and retained footnotes to their fee tables. We believe retaining this footnote to the fee table is necessary to make the Fund’s summary prospectus comparable to the summary prospectuses of other funds. For these reasons, we will retain the footnote, but will revise its text to be more concise.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-2398 with any questions or comments regarding the above responses and explanations.

                                                                                                                                    Sincerely,

                                                                                                                                             Barry A. Mendelson
                                                                                                                                             Principal and Senior Counsel
                                                                                                                                             The Vanguard Group, Inc.